	New York	Paris
	Northern California	Madrid
	Washington DC	Tokyo
	São Paulo	Beijing
	London	Hong Kong

Davis Polk & Wardwell LLP	美 国 达 维 律 师 事 务 所	86 10 8567 5000 tel
2201 China World Office 2	北京市朝阳区建国门外大街1号	86 10 8567 5123 fax
1 Jian Guo Men Wai Avenue	国贸写字楼2座2201室
Chaoyang District
Beijing 100004

March 25, 2019

Re:                        Luckin Coffee Inc. (CIK No. 0001767582)
Responses to the Staff’s Comments on the Draft Registration Statement on Form F-1 Confidentially Submitted on February 22, 2019

Confidential

Ms. Effie Simpson

Ms. Theresa Brillant

Mr. John Stickel

Mr. J. Nolan McWilliams

Office of Transportation and Leisure

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Dear Ms. Simpson, Ms. Brillant, Mr. Stickel and Mr. McWilliams:

On behalf of our client, Luckin Coffee Inc., an exempted company incorporated under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 20, 2019 on the Company’s draft registration statement on Form F-1 confidentially submitted on February 22, 2019 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering. On behalf of the Company, we wish to thank you and other members of the staff of the Commission (the “Staff”) for your prompt response to the Company’s request for comments.

To facilitate your review, we have separately delivered to you today four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Company has responded to all of the Staff’s comments by revising the draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the revised draft Registration Statement where the language addressing a particular comment appears.

In addition to revising the disclosure in response to the Staff’s comments, the Company has also included other information and data to reflect recent developments.

Subject to the market conditions and the Staff’s comments, the Company plans to make the first public filing of the Registration Statement with the Commission in the next round submission in late April 2019 and to request that the Staff declare the effectiveness of the Registration Statement in mid to late May 2019. The Company would greatly appreciate the Staff’s continued assistance and support in meeting the timetable.

*                                         *                                         *                                         *

General

1.              Please provide us with copies of any additional graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Keep in mind, in scheduling printing and distributing of the preliminary prospectus, that we may have comments after reviewing the materials. For guidance, refer to Securities Act Forms Compliance and Disclosure Interpretation 101.02.

In response to the Staff’s comment, the Company has included the graphics and artwork that it intends to use on the cover pages and pages 2, 12, 13, 71, 72 and 97 of the Revised Draft Registration Statement.

Our Challenges, page 2

2.              Consistent with your disclosure on page 14, please disclose the fact that your products are not proprietary and briefly discuss the associated challenges.

In response to the Staff’s comment, the Company has revised the disclosures on page 3 of the Revised Draft Registration Statement.

Use of Proceeds, page 50

3.              Refer to the second paragraph. Please quantify the estimated proceeds which may be loaned or contributed to your PRC subsidiaries without additional registration or approval. To the extent you will be required to obtain additional approvals to loan or contribute the proceeds of the offering, also discuss the anticipated time frame for receipt of and the likelihood you will obtain the necessary approvals.

The Company respectfully advises the Staff that it plans to use the net proceeds from this offering to fund its PRC subsidiaries mainly through capital contributions, which would require the Company to satisfy the applicable government registration and approval requirements. In response to the Staff’s comment, the Company has revised the disclosures on page 54 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 72

4.              Please consider providing a note to the table presented on page 67 of Key Metrics to explain “cumulative”.

In response to the Staff’s comment, the Company has revised the disclosures on pages 12 and 71 of the Revised Draft Registration Statement.

Liquidity and Capital Resources, page 77

5.              We note that cost of materials and store rental and other operating costs exceed total revenues, and we also note that you expect operating costs to continue to increase as you further increase brand awareness and expand your customer base and store network. In light of these factors, please include a discussion in the liquidity section on whether you consider this a trend that is expected to continue or change, and if so, when, and also discuss the specific factors that constrain management’s ability to reverse this trend. See Part I, Item 5.D of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosures on page 84 of the Revised Draft Registration Statement to discuss the trend of operating expenses and the underlying factors attributed to the trend.

6.              We note per page 19 that you typically enter into purchase agreements with suppliers for a term of one year. Please disclose these agreements as a purchase obligation in the Tabular disclosure of contractual obligations pursuant to Part I, Item 5.F of Form 20.

The Company respectfully advises the Staff that the purchase agreements with suppliers do not create purchase obligations of the Company because the Company did not agree or commit to purchase a committed amount or value of goods or services from its suppliers. The purchase agreements mainly specify the prices of the goods and services provided by the suppliers, and the Company has the discretion to decide the amount or value of goods and services to be purchased from its suppliers under the purchase agreements.

Capital Expenditures, page 78

7.              Please revise to disclose the company’s material commitments for capital expenditures as of the end of the latest fiscal year pursuant to Part I, Item 5.B of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosures on pages 85 and 86 of the Revised Draft Registration Statement to disclose the Company’s material commitments for capital expenditures as of December 31, 2018.

Quantitative and Qualitative Disclosures about Market Risk, page 84

8.              We note your disclosure under Foreign Currency Risk that the (depreciation) / appreciation of the U.S. dollars against Renminbi was approximately (3.9%) and 5.0% for the period from June 16, 2017 (inception date) through December 31, 2017 and for the year ended December 31, 2018, respectively, and that significant revaluation of Renminbi may materially and adversely affect your cash flows, revenues, earnings and financial position in U.S. dollars. Please revise to include the quantitative disclosures about this risk in one of the suggested formats outlined in Part I, Item 11 of Form 20-F, for this and any other material market risk.

In response to the Staff’s comment, the Company has revised the disclosures on page 91 of the Revised Draft Registration Statement.

Licenses and Compliance, page 96

9.              Please balance your disclosure here that you have standard internal protocols in place guiding city branches and strategic expansion teams in obtaining necessary licenses and permits before opening your stores, with the risk factor disclosure on page 16 that some of your stores have not obtained required licenses or completed required regulatory filings.

In response to the Staff’s comment, the Company has revised the disclosures on page 105 of the Revised Draft Registration Statement to further discuss the underlying reason for the lack of licenses and permits and the associated risks.

User Privacy and Data Security, page 101

10.       We note the disclosure here that you have adopted policies, procedures and guidelines to comply with cybersecurity laws and regulations and protect the personal privacy of your customers and the security of their data. We also note your risk factor disclosure on page 22 that you “have in the past and are likely again in the future to be subject to these types of attacks, although to date no such attack has resulted in any material damages or remediation costs.” Since it appears that cybersecurity risks are material to your business, please disclose the nature of the board’s role in overseeing your cybersecurity risk management, the manner in which the board administers this oversight function and any effect this has on the board’s leadership structure.

In response to the Staff’s comment, the Company has revised the disclosures on page 110 of the Revised Draft Registration Statement.

Note 19. Commitments and Contingencies, page F-38

11.       We note from your disclosures in the last Risk Factor of page 16 that you may be subject to fines pertaining to non-compliance with property ownership certificates, registered leasing agreements, licenses, approvals and permits, that appear to be potentially material. Please tell us whether you believe there is at least a reasonable possibility that a loss may be incurred requiring ASC 450-20-50-3 disclosure.

The Company respectfully advises the Staff that the Company has standard internal protocols in place guiding its city branches and strategic expansion team in obtaining the necessary licenses and permits before opening its stores, including but not limited to business licenses, food safety licenses and environment impact assessment filings. However, given local PRC administrative authorities vary in interpreting, implementing and enforcing relevant laws and regulations, the Company might not be able to obtain all applicable licenses and permits in a timely manner. Nevertheless, the management of the Company  is of the view and the Company’s PRC legal counsel concurred  that the risk of material loss arising from the lack of timely obtaining licenses and permit is remote. Thus, there is not a reasonable possibility that a loss may be incurred pertaining to the non-compliance. There was no indication it was probable that a contingent liability has been incurred as of December 31, 2018. Therefore, the disclosure requirement per ASC 450-20-50-3 was not met.

The Company has also revised the disclosure on page 105 of the Draft Registration Statement in response to the Staff’s comment.

*                                         *                                         *                                         *

If you have any questions regarding this submission, please contact Li He at +852 2533-3306 (li.he@davispolk.com) or Ran Li at +86 10-8567-5013 (ran.li@davispolk.com), or Reinout Hendrik Schakel at +86 186-0009-7592 (reinout.schakel@luckincoffee.com), or Ben Yang of Ernst & Young Hua Ming LLP at +86-21-2228-2925 (ben.yang@cn.ey.com).

Thank you for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:                                Ms. Jenny Zhiya Qian, Chief Executive Officer

Mr. Reinout Hendrik Schakel, Chief Financial Officer and Chief Strategy Officer

Luckin Coffee Inc.

Ms. Shuang Zhao, Esq.

Cleary Gottlieb Steen & Hamilton

Mr. Ben Yang, Partner

Ernst & Young Hua Ming LLP